EXHIBIT 12.1
THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

(Dollars in millions)	Year Ended December 31,
EARNINGS	2014	2013	2012	2011	2010
Pre-tax income (loss) before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$658	$782	$406	$599	$(3)
Add:
Amortization of previously capitalized interest	11	10	8	9	9
Distributed income of equity investees	24	21	11	8	4
Total additions	35	31	19	17	13
Deduct:
Capitalized interest	24	39	22	31	26
Minority interest in pre-tax income of consolidated subsidiaries with no fixed charges	14	26	20	9	6
Total deductions	38	65	42	40	32
TOTAL EARNINGS (LOSS)	$655	$748	$383	$576	$(22)

FIXED CHARGES
Interest expense	$428	$392	$357	$330	$316
Capitalized interest	24	39	22	31	26
Amortization of debt discount, premium or expense	11	15	13	14	14
Interest portion of rental expense **	114	119	121	118	111
Proportionate share of fixed charges of investees accounted for by the equity method	2	1	1	1	1

TOTAL FIXED CHARGES	$579	$566	$514	$494	$468

TOTAL EARNINGS BEFORE FIXED CHARGES	$1,234	$1,314	$897	$1,070	$446

RATIO OF EARNINGS TO FIXED CHARGES	2.13	2.32	1.75	2.17	*

*	Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges. The coverage deficiency was$22 million.

**	Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.